Exhibit (a)(5)(iii)

Petroleum Development Corporation Successfully Completes Unioil Tender Offer

December 5, 2006 – Petroleum Development Corporation (NASDAQ GSM: PETD) and Unioil (NASDAQ OTC: UNLL) announced today that PDC has successfully completed its cash tender offer to purchase all outstanding shares of common stock of Unioil.

Based on information provided by Computershare Trust Company, which is acting as the depositary for the tender offer, 9,112,750 shares of Unioil common stock, representing approximately 95.5% of all outstanding shares, were validly tendered and not withdrawn as of the expiration of the offer at 12:00 midnight, New York City time, on Monday, December 4, 2006. All of such shares have been accepted by Wattenberg Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Petroleum Development Corporation (“Sub”). Payment for shares validly tendered and accepted will be made promptly. Upon such payment, Sub will have ownership of more than 90% of the outstanding shares of Unioil common stock, allowing it to effect a short-form merger of Unioil and Sub under Nevada law. Sub will acquire the remaining shares of Unioil through a merger in which each share of Unioil common stock will be converted into the right to receive $1.91 in cash, the same consideration paid for shares in the tender offer, subject to dissenters’ rights. The merger is expected to be competed promptly.

“The Unioil acquisition will incorporate easily into PDC’s existing operations in the area and the producing properties will add value quickly in 2007 while development drilling over the next few years will contribute to our growth profile in years to come,” said Tom Riley, PDC’s President.

“SAFE HARBOR” STATEMENT

UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements made in this press release, including those relating to the expected form and timing of the merger, quantities of oil and natural gas actually produced from the acquired properties and future drilling activities and all other statements in this release other than historical facts, are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties, which may cause results to differ materially from those set forth in those statements. The merger may not be completed on the terms summarized above or at all. In addition, the economic, competitive, governmental and other factors identified in PDC’s and Unioil’s filings with the Securities and Exchange

Commission could affect the forward looking statements contained in this press release. Neither PDC nor Unioil undertakes any obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of anticipated events.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.